SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Enbridge Energy Partners, L.P.
(Name of Issuer)

Class A Common Units
(Title of Class of Securities)

29250R106
(CUSIP Number)

Soulef Hadjoudj
Caisse de dépôt et placement du Québec
1000 place Jean-Paul-Riopelle, Montreal (Quebec), H2Z 2B3, Canada
Tel.: (514) 847-5998
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒           Rule 13d-1(c)

☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29250R106
1	NAME OF REPORTING PERSONS Caisse de dépôt et placement du Québec
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	6	SHARED VOTING POWER 8,814,159 Class A Common Units
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH:	8	SHARED DISPOSITIVE POWER 9,327,152 Class A Common Units
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,327,152 Class A Common Units
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 29250R106
1	NAME OF REPORTING PERSONS CDP Infrastructures Fund G.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	6	SHARED VOTING POWER 9,327,152 Class A Common Units
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH:	8	SHARED DISPOSITIVE POWER 9,327,152 Class A Common Units
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,327,152 Class A Common Units
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 29250R106
1	NAME OF REPORTING PERSONS CDP Investissements Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	6	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH:	8	SHARED DISPOSITIVE POWER 9,327,152 Class A Common Units
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,327,152 Class A Common Units
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 29250R106
1	NAME OF REPORTING PERSONS CDP Infrastructures Fund Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	6	SHARED VOTING POWER 512,993 Class A Common Units
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH:	8	SHARED DISPOSITIVE POWER 9,327,152 Class A Common Units
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,327,152 Class A Common Units
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1.	(a)	Name of Issuer:

Enbridge Energy Partners, L.P.

(b)	Address of Issuer’s Principal Executive Offices:

1100 Louisiana Street, Suite 3300, Houston, TX 77002

Item 2.	(a)	Names of Persons Filing: Caisse de dépôt et placement du Québec, CDP Infrastructures Fund G.P., CDP Investissements Inc. and CDP Infrastructures Fund Inc.

The securities reported herein are indirectly beneficially owned by CDP Investissements Inc., CDP Infrastructures Fund Inc. and Caisse de dépôt et placement du Québec by virtue of each of the foregoing being a general partner in CDP Infrastructures Fund G.P., which is the direct beneficial owner of the securities reported herein. See Exhibit 1.

(b)	Address of Principal Business Office or, if none, Residence: c/o Caisse de dépôt et placement du Québec, 1000, place Jean-Paul-Riopelle, Montréal, Québec, H2Z 2B3

(c)	Citizenship: See row 4 of cover page of each reporting person.

(d)	Title of Class of Securities: Class A Common Units

(e)	CUSIP No.: 29250R106

Item 3.

Not applicable.

Item 4.	Ownership:

(a)	Amount Beneficially Owned:

See row 9 of cover page of each reporting person.

The securities reported herein are indirectly beneficially owned by CDP Investissements Inc., CDP Infrastructures Fund Inc. and Caisse de dépôt et placement du Québec by virtue of each of the foregoing being a general partner in CDP Infrastructures Fund G.P., which is the direct beneficial owner of the securities reported herein.

(b)	Percent of Class:

See row 11 of cover page of each reporting person.

(c)	Number of shares as to which the reporting person has:

(i)	Sole power to vote or direct the vote:

See row 5 of cover page of each reporting person.

(ii)	Shared power to vote or direct the vote:

See row 6 of cover page of each reporting person and note in Item 4(a) above.

(iii)	Sole power to dispose or to direct the disposition:

See row 7 of cover page of each reporting person.

(iv)	Shared power to dispose or to direct the disposition:

See row 8 of cover page of each reporting person and note in Item 4(a) above.

CUSIP No.  29250R106

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the signatory’s knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC
Dated:	April 27, 2010

By:	/s/
Name: Soulef Hadjoudj
Title: Legal Counsel

CDP INFRASTRUCTURES FUND G.P.
By:	CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, a general partner

Dated:	April 27, 2010

By:	/s/
Name: Eve Giard
Title: Assistant Corporate Secretary, Caisse de dépôt et placement du Québec

CDP INVESTISSEMENTS INC.
Dated:	April 27, 2010

By:	/s/
Name: Eve Giard
Title: Corporate Secretary

CDP INFRASTRUCTURES FUND INC.
Dated:	April 27, 2010

By:	/s/
Name: Eve Giard
Title: Corporate Secretary

EXHIBIT NO.	DESCRIPTION

Exhibit 1	Agreement of Joint Filing